Exhibit 99.1

Alejandro Reynal to Step Down as Chief Executive Officer of Atento After a Successful 7 Year Tenure in Which He Led the Company’s Transformation

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Under Alejandro Reynal’s leadership, Atento has completed a successful transformation from being a call center subsidiary of Telefonica to become a leading provider of customer experience solutions as part of Bain Capital’s private equity portfolio, eventually emerging as a public company in the NYSE

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Today Atento is one of the five largest global providers of customer experience solutions and business process outsourcing services, and the absolute leader in Latin America with a regional market share of 17.3%, 8.2 p.p. more than the next player[1]

•	The Company positioned itself at the forefront of the digital transformation in its sector with the launch of Atento Digital, a global business unit to drive customer experience in the digital age
•	During Alejandro Reynal’s tenure, Atento has also been recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces in 5 different occasions

NEW YORK, January 08, 2019 – Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services in Latin America, and among the top five providers worldwide, today announced that Alejandro Reynal will step down from his role as Chief Executive Officer after completing a successful seven year leadership tenure in the Company. Mr. Reynal will continue to lead Atento in his current role of Chief Executive Officer, as well as member of the Board of Directors, supporting the leadership transition until a new CEO is appointed.

Alejandro Reynal was appointed Chief Executive Officer in October 2011. His leadership cycle at the Company has been characterized by the transformation of Atento from being a call center subsidiary of Telefonica to become the leading provider of customer experience solutions and business process outsourcing services in its markets, ultimately positioning itself at the forefront of the digital innovation in the industry with the launch of Atento Digital. During his tenure as CEO, the Company completed its initial public listing in the New York Stock Exchange in 2014, followed by a secondary offering and the initiation of a dividend policy.

“Seven years ago, I embarked on a fascinating journey to lead the best team in the industry in executing the transformation of Atento into a successful independent company at the forefront of its industry. Together we have reached incredible milestones, making our Company a clear market leader, differentiated by outstanding client relationships and a committed and energetic team of over 150,000 professionals”, said Mr. Reynal.

Under Alejandro Reynal’s leadership, the Company executed a strategic plan which materialized in profitable growth as well as client and service diversification in a challenging macroeconomic scenario and a fast-evolving technological environment. Today, more than 60% of the Company’s revenue come from clients different than Telefonica, and almost a third are related to higher value-added services, including digital customer experience solutions.

Over the course of his tenure, Atento also underwent a cultural transformation which allowed the Company to transition smoothly through shareholder changes while strengthening its market leadership. Atento has been recognized as one of the “25 World’s Best Multinational Workplaces” by Great Place to Work® in five different years.

“I’m immensely proud to have been part of this great team and what we have accomplished together during these years. I feel it is now the right time to transition to the next leader of Atento. I depart a Company that is well positioned for future growth and value creation. I would like to express my gratitude to our people for their amazing work, dedication and passion. They have been a true inspiration for me along each step of this wonderful journey”, added Mr. Reynal.

Atento’s Board of Directors stated, “We want to thank Alejandro for the leadership and inspiration he has provided during his seven years as CEO and his whole professional career at Atento. His work has been instrumental to position Atento as a clear market leader at the forefront of the industry transformation and set the foundation for future growth. His leadership has transformed and strengthened the Company in numerous ways, enabling us to better serve our clients, create new opportunities for employees and deliver long term value to our shareholders.”

[1]	Market share figures as stated in the 2017 “Analysis of the Contact Center Outsourcing Services Market in Latin America and the Caribbean, Forecast to 2023” annual study by Frost & Sullivan

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About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for the fifth time. For more information visit www.atento.com

Media relations

Maite Cordero

+ 34 91 740 74 47

atento.media@atento.com

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Fernando Schneider55 11 3779 0967

fernando.schneider@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements, including as relates to the timing and payment of any dividends, reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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